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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Allied World Assurance Company Holdings, AG
(Name of Subject Company)

Allied World Assurance Company Holdings, AG
(Name of Person Filing Statement)

Registered Shares, par value CHF 4.10 per share
(Title of Class of Securities)

H01531104
(CUSIP Number for Registered Shares)

Wesley D. Dupont, Esq.
Executive Vice President and General Counsel
Allied World Assurance Company Holdings, AG
Park Tower, 15th floor
Gubelstrasse 24, 6300 Zug, Switzerland
+41-41-768-1080
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

With copies to:

Steven A. Seidman, Esq.
Sean M. Ewen, Esq.
Willkie Farr & Gallagher LLP
787 7th Avenue
New York, New York 10019
1 (212) 728 8000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 (the "Amendment") to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on May 8, 2017 (as amended or supplemented from time to time, the "Schedule 14D-9") by Allied World Assurance Company Holdings, AG, a corporation limited by shares incorporated under the laws of Switzerland ("Allied World," the "company," "we," "our" or "us"), relating to an exchange offer by Fairfax Financial Holdings Limited, a corporation incorporated under the laws of Canada ("Fairfax"), to purchase all of the outstanding registered ordinary shares of Allied World, par value CHF 4.10 per share (the "Allied World shares"). Fairfax is making the offer to purchase all of the outstanding Allied World shares through its indirect wholly owned subsidiary, Fairfax Financial Holdings (Switzerland) GmbH, a limited liability company organized under the laws of Switzerland ("FFH Switzerland"), and its direct wholly owned subsidiary 1102952 B.C. Unlimited Liability Company, an unlimited liability company organized under the laws of the province of British Columbia, Canada ("Canada Sub"), to acquire all of the outstanding Allied World shares upon the terms and subject to the conditions set out in the prospectus dated May 8, 2017 (as amended or supplemented from time to time, the "prospectus"), which is part of the Registration Statement on Form F-4 initially filed by Fairfax with the SEC on February 15, 2017, as amended by Amendment No. 1 to the Form F-4 filed by Fairfax with the SEC on April 7, 2017, Amendment No. 2 to the Form F-4 filed by Fairfax with the SEC on May 3, 2017, and Amendment No. 3 to the Form F-4 filed by Fairfax with the SEC on May 8, 2017, and in the related letter of transmittal (as amended or supplemented from time to time, the "letter of transmittal") filed as Exhibit (a)(4) to the Tender Offer Statement filed by Fairfax with the SEC on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") on May 8, 2017. Any capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.

        The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.    The Solicitation or Recommendation

        Item 4 of the Schedule 14D-9 is hereby amended and supplemented by revising the disclosure under the heading "Opinion of Allied World's Financial Advisor" to read in its entirety as follows. Additions to the disclosure are shown as underlined text and deletions are shown with strikethrough text.

Opinion of Allied World's Financial Advisor

        Allied World retained BofA Merrill Lynch to act as Allied World's financial advisor in connection with the Offer and the Merger. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and Securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted Securities, private placements and valuations for corporate and other purposes. Allied World selected BofA Merrill Lynch to act as Allied World's financial advisor in connection with the Offer and the Merger on the basis of BofA Merrill Lynch's experience in transactions similar to the Offer and the Merger, its reputation in the investment community and its familiarity with Allied World and its business.

        On December 18, 2016, at a meeting of Allied World's board of directors held to evaluate the Offer and the Merger, BofA Merrill Lynch delivered to Allied World's board of directors an oral opinion, which was confirmed by delivery of a written opinion dated December 18, 2016, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the Offer Consideration and the Merger Consideration (the Offer Consideration and the Merger Consideration being referred to in this section of this Schedule 14D-9 as the "Consideration") to be received in the Offer and the Merger by holders of Allied World shares (after giving effect to the Special Dividend), was fair, from a financial point of view, to such holders.

        The full text of BofA Merrill Lynch's written opinion to Allied World's board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex A to this Schedule 14D-9 and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch's opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to Allied World's board of directors for the benefit and use of Allied World's board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the Offer and the Merger from a financial point of view. BofA Merrill Lynch's opinion does not address any other aspect of the Offer and the Merger and no opinion or view was expressed as to the relative merits of the Transactions (including the Special Dividend) in comparison to other strategies or transactions that might be available to Allied World or in which Allied World might engage or as to the underlying business decision of Allied World to proceed with or effect the Transactions (including the Special Dividend). BofA Merrill Lynch's opinion does not address any other aspect of the Offer and the Merger and does not constitute a recommendation as to whether any Allied World shareholder should tender their Allied World shares in the Offer, or as to how any Allied World shareholder should vote or act in connection with the Merger or any related matter.

        In connection with rendering its opinion, BofA Merrill Lynch has, among other things:

  •
  reviewed certain publicly available business and financial information relating to Allied World and Fairfax;

  •
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of Allied World furnished to or discussed with BofA Merrill Lynch by the management of Allied World, including certain financial forecasts relating to Allied World prepared by the management of Allied World (which we refer to in this section of this

    Schedule 14D-9 as the Allied World forecasts and which are described in "—Certain Allied World Prospective Financial Information");

  •
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of Fairfax furnished to or discussed with BofA Merrill Lynch by the management of Fairfax, including certain financial forecasts relating to Fairfax prepared by the management of Allied World in collaboration with the management of Fairfax and adopted and approved for BofA Merrill Lynch's use by the management of Allied World (which we refer to in this section of this Schedule 14D-9 as the Fairfax forecasts);

  •
  reviewed certain estimates as to the amount and timing of cost savings (which we refer to in this section of this Schedule 14D-9 as the cost savings) anticipated by the managements of Allied World and Fairfax to result from the Offer and the Merger;

  •
  discussed the past and current business, operations, financial condition and prospects of Allied World with members of senior managements of Allied World and Fairfax, and discussed the past and current business, operations, financial condition and prospects of Fairfax with members of senior managements of Allied World and Fairfax;

  •
  reviewed the potential pro forma financial impact of the Offer and the Merger on the future financial performance of Fairfax, including the potential effect on Fairfax's estimated earnings per share;

  •
  reviewed the trading histories for Allied World shares and Fairfax shares and a comparison of such trading histories with each other and with the trading histories of other companies that BofA Merrill Lynch deemed relevant;

  •
  compared certain financial and stock market information of Allied World and Fairfax with similar information of other companies that BofA Merrill Lynch deemed relevant;

  •
  compared certain financial terms of the Offer and the Merger to financial terms, to the extent publicly available, of other transactions that BofA Merrill Lynch deemed relevant;

  •
  reviewed the relative financial contributions of Allied World and Fairfax to the future financial performance of the combined company on a pro forma basis;

  •
  reviewed a draft, dated December 18, 2016, of the Merger Agreement (which we refer to in this section of this Schedule 14D-9 as the Draft Agreement); and

  •
  performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

        In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of Allied World and Fairfax that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Allied World forecasts, BofA Merrill Lynch was advised by Allied World, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Allied World as to the future financial performance of Allied World. With respect to the Fairfax forecasts and the cost savings, BofA Merrill Lynch was advised by Fairfax, and assumed, at the direction and with the consent of Allied World, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Fairfax as to the future financial performance of Fairfax and other matters covered thereby. BofA Merrill Lynch relied, at the direction of Allied World, on the assessments of the managements of Allied World and Fairfax as to Fairfax's ability to achieve the cost savings and was advised by Allied World and Fairfax, and assumed, with the consent of Allied World, that the cost savings would be realized in the amounts and at the times projected.

        BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Allied World or Fairfax, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of Allied World or Fairfax. BofA Merrill Lynch did not evaluate the solvency or fair value of Allied World or Fairfax under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch are not experts in the evaluation of reserves for insurance losses and loss adjustment expenses and did not make an independent evaluation of the adequacy of the reserves of Allied World or Fairfax. In that regard, BofA Merrill Lynch did not make an analysis of, and expressed no opinion as to, the adequacy of the losses and loss adjustment expense reserves for Allied World or Fairfax. BofA Merrill Lynch assumed, at the direction of Allied World, that the Transactions (including the Special Dividend) would be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Offer and the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Allied World, Fairfax or the contemplated benefits of the Offer and the Merger. In addition, BofA Merrill Lynch also assumed, at the direction of Allied World, that the final executed Merger Agreement would not differ in any material respect from the Draft Agreement reviewed by BofA Merrill Lynch.

        BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects or implications of the Offer and the Merger (other than the Consideration to the extent expressly specified therein), including, without limitation, the form or structure of the Consideration or the Offer and the Merger, any related transactions or any other agreement, arrangement or understanding entered into in connection with or related to the Offer and the Merger or otherwise. As of the date of its opinion, BofA Merrill Lynch was not requested to, and did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of Allied World or any alternative transaction. BofA Merrill Lynch's opinion was limited to the fairness, from a financial point of view, of the Consideration (after giving effect to the Special Dividend), to be received by holders of Allied World shares, and no opinion or view was expressed with respect to any consideration received in connection with the Offer and the Merger by the holders of any class of Securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Offer and the Merger, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the Transactions (including the Special Dividend) in comparison to other strategies or transactions that might be available to Allied World or in which Allied World might engage or as to the underlying business decision of Allied World to proceed with or effect the Transactions (including the Special Dividend). BofA Merrill Lynch also did not express any view or opinion with respect to, and relied, at the direction of Allied World, upon the assessments of representatives of Allied World regarding, legal, regulatory, accounting, tax and similar matters relating to Allied World or the Offer and the Merger, as to which matters BofA Merrill Lynch understood that Allied World obtained such advice as it deemed necessary from qualified professionals. BofA Merrill Lynch also did not express any opinion as to what the value of Fairfax shares actually would be when issued or the prices at which Allied World shares or Fairfax shares would trade at any time, including following announcement or consummation of the Offer and the Merger. Except as described above, Allied World imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

        BofA Merrill Lynch's opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch's opinion was approved by a fairness opinion review committee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

        The discussion set out below in the sections "—Summary of Material Financial Analyses of Allied World," "—Summary of Material Financial Analyses of Fairfax" and "—Summary of Material Merger Consequences Analysis" represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to Allied World's board of directors in connection with BofA Merrill Lynch's opinion, dated December 18, 2016. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set out in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch. For purposes of the financial analyses summarized below, the term "implied consideration" refers to $54.00 per Allied World share, consisting of (i) the cash consideration of $5.00 per share, (ii) the Special Dividend, and (iii) the implied value of the stock consideration of $44.00 per share based on an assumed Fairfax closing share price of $460.65 on December 16, 2016 (as converted to US dollars based on Bank of Canada's reported Canadian dollar to US dollar noon exchange rate of 0.7497 as of December 16, 2016) and the exchange ratio of 0.09552x (subject to Fairfax's election to replace up to $30.00 of the stock consideration with cash, in which case, if exercised fully, the relevant exchange ratio would be 0.03039x). The financial analyses summarized below were based on 86,998,341 Allied World shares outstanding as of October 24, 2016, with 1,652,847 stock options with a weighted average strike price of $17.14 per share, 588,537 performance based equity awards, 38,404 employee purchase plan units, 1,194,576 restricted stock units, 812,757 cash-settled restricted stock units and 449,302 cash-settled performance based equity awards. The financial analyses summarized below were also based on 23,917,000 Fairfax shares outstanding as of September 30, 2016, plus 565,055 share-based payment awards as disclosed in Fairfax's September 30, 2016 financial supplement.

Summary of Material Financial Analyses of Allied World

        Selected Publicly Traded Companies Analysis.    BofA Merrill Lynch reviewed publicly available financial and stock market information for Allied World and ~~the following~~ twelve publicly traded companies in the insurance sector~~:~~.

        ~~•        Arch Capital Group Ltd.~~

        ~~•        Argo Group International Holdings, Ltd.~~

        ~~•        Aspen Insurance Holdings Limited~~

        ~~•        AXIS Capital Holdings Limited~~

        ~~•        Chubb Limited~~

        ~~•        Everest Re Group, Ltd.~~

        ~~•        Markel Corporation~~

        ~~•        OneBeacon Insurance Group, Ltd.~~

        ~~•        RLI Corp.~~

        ~~•        The Navigators Group, Inc.~~

        ~~•        W. R. Berkley Corporation~~

        ~~•        XL Group plc~~

        BofA Merrill Lynch reviewed, among other things, per share equity values, based on closing share prices on December 16, 2016, of the selected publicly traded companies as a multiple of estimated operating earnings per share, commonly referred to as Operating EPS, for calendar years 2016 and 2017. The selected publicly traded companies and the corresponding Operating EPS multiples were as follows:

	2016 Operating EPS multiple	2017 Operating EPS multiple
Arch Capital Group Ltd.	19.7x	16.2x
Argo Group International Holdings, Ltd.	15.9x	16.2x
Aspen Insurance Holdings Limited	15.2x	12.3x
AXIS Capital Holdings Limited	15.1x	14.3x
Chubb Limited	13.5x	12.8x
Everest Re Group, Ltd.	11.9x	11.8x
Markel Corporation	33.3x	30.1x
OneBeacon Insurance Group, Ltd.	19.2x	22.8x
RLI Corp.	31.8x	29.3x
The Navigators Group, Inc.	23.8x	22.4x
W. R. Berkley Corporation	19.1x	19.3x
XL Group plc	21.7x	10.4x

        The low, mean, median and high calendar year 2016 Operating EPS multiples observed for the selected publicly traded companies were 11.9x, 20.0x, 19.2x, and 33.3x, respectively, and the overall low, mean, median and high calendar year 2017 Operating EPS multiples observed for the selected publicly traded companies were 10.4x, 18.1x, 16.2x, and 30.1x, respectively. BofA Merrill Lynch then applied a range of calendar year 2017 Operating EPS multiples of 13.0x to 15.0x derived from the selected publicly traded companies and based on BofA Merrill Lynch's professional judgment to Allied World's calendar year 2017 estimated Operating EPS of $3.19 per share.

        BofA Merrill Lynch also reviewed the book values of the shares of the selected publicly traded companies, based on the primary shares outstanding as of September 30, 2016, as a multiple of price-to-book value. Such book value multiples were as follows:

September 30, 2016 price-to-book value multiple
Arch Capital Group Ltd.	1.62x
Argo Group International Holdings, Ltd.	1.10x
Aspen Insurance Holdings Limited	1.04x
AXIS Capital Holdings Limited	1.05x
Chubb Limited	1.28x
Everest Re Group, Ltd.	1.09x
Markel Corporation	1.45x
OneBeacon Insurance Group, Ltd.	1.41x
RLI Corp.	2.99x
The Navigators Group, Inc.	1.39x
W. R. Berkley Corporation	1.62x
XL Group plc	0.85x

The low, mean, median and high price-to-book value multiples observed for the selected publicly traded companies as of September 30, 2016 were 0.85x, 1.41x, 1.33x and 2.99x, respectively. BofA Merrill Lynch then applied a range of price-to-book value multiples of 1.00x to 1.15x derived from the selected publicly traded companies and based on BofA Merrill Lynch's professional judgment to Allied World's per share book value of $41.57 as of September 30, 2016. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts' estimates, and estimated financial data of Allied World were based on the Allied World forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Allied World, as compared to the implied consideration:

Implied Per Share Equity Value Reference Ranges for Allied World

2017 Operating EPS	September 30, 2016 Book Value (Primary)	Implied Consideration
$41.43 - $47.81	$41.57 - $47.81	$54.00

        No company used in this analysis is identical or directly comparable to Allied World. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Allied World was compared.

        Selected Precedent Transactions Analysis.    BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to ~~the following~~ twenty-one selected transactions involving companies in the insurance sector that, in BofA Merrill Lynch's judgment, were relevant to its analysis~~:~~. BofA Merrill Lynch reviewed transaction values, calculated as the equity value implied for the target company based on the consideration payable in the selected transaction, as a multiple of (i) the target company's last twelve month and forward Operating EPS, and (ii) the target company's book value as of the last day of the most recent quarter preceding the announced transaction. The selected transactions and the corresponding multiples of target company Operating EPS and book value were as follows:

Acquiror	Target	Announcement Date	Last twelve month Operating EPS multiple	Forward Operating EPS multiple	Price-to-book value multiple
Liberty Mutual Insurance Company	Ironshore Inc.	December 5, 2016	N/A	N/A	N/A
SOMPO Holdings, Inc.	Endurance Specialty Holdings Ltd.	October 5, 2016	17.9x	14.9x	1.36x
Mitsui Sumitomo Insurance Company, Limited	Amlin plc	September 8, 2015	14.6x	16.9x	2.06x
Fosun International Limited	Ironshore Inc.	August 2, 2015	N/A	N/A	1.25x
EXOR S.p.A. (now EXOR N.V.)	PartnerRe Ltd.	August 3, 2015	9.1x	14.4x	1.11x
ACE Limited	The Chubb Corporation	July 1, 2015	12.7x	13.3x	1.79x
Tokio Marine Holdings, Inc.	HCC Insurance Holdings, Inc.	June 10, 2015	19.1x	19.0x	1.91x
AXIS Capital Holdings Limited (Revised Bid)	PartnerRe Ltd.	May 4, 2015	8.0x	13.1x	0.97x
Endurance Specialty Holdings Ltd.	Montpelier Re Holdings Ltd.	March 31, 2015	8.2x	13.8x	1.21x
Fairfax Financial Holdings Limited	Brit PLC	February 16, 2015	13.9x	11.3x	1.59x
AXIS Capital Holdings Limited	PartnerRe Ltd.	January 25, 2015	6.8x	11.2x	0.85x
XL Group plc	Catlin Group Limited	January 9, 2015	7.4x	12.3x	1.24x
Fosun International Limited	Meadowbrook Insurance Group, Inc.	December 30, 2014	20.1x	16.7x	0.97x
RenaissanceRe Holdings Ltd.	Platinum Underwriters Holdings, Ltd.	November 24, 2014	11.8x	17.0x	1.13x
ProAssurance Corporation	Eastern Insurance Holdings, Inc.	September 24, 2013	18.5x	14.8x	1.42x
Fairfax Financial Holdings Limited	American Safety Insurance Holdings, Ltd.	June 3, 2013	N/A	18.5x	0.97x
Markel Corporation	Alterra Capital Holdings Limited	December 19, 2012	15.7x	13.7x	1.07x
Validus Holdings, Ltd.	Flagstone Reinsurance Holdings, S.A.	August 30, 2012	N/A	15.5x	0.72x
Alleghany Corporation	Transatlantic Holdings, Inc.	November 20, 2011	N/A	N/A	0.86x
Validus Holdings, Ltd.	IPC Holdings, Ltd.	July 9, 2009	8.6x	7.1x	0.84x
PartnerRe Ltd.	Paris RE Holdings Limited	July 4, 2009	21.3x	10.2x	0.97x

        ~~BofA Merrill Lynch reviewed transaction values, calculated as the equity value implied for the target company based on the consideration payable in the selected transaction, as a multiple of (i) the target company's last twelve month and forward Operating EPS, and (ii) the target company's book value as of the last day of the most recent quarter preceding the announced transaction.~~ The overall low, mean, median and high last twelve month Operating EPS multiples observed for the selected transactions were 6.8x, 13.4x, 13.3x and 21.3x, respectively, and the overall low, mean, median and high forward Operating EPS multiples observed for the selected transactions were 7.1x, 14.1x, 14.1x and 19.0x, respectively. The overall low, mean, median and high price-to-book value multiples observed for the selected transactions were 0.72x, 1.21x, 1.12x and 2.06x, respectively. BofA Merrill Lynch then applied (i) calendar year 2017 Operating EPS multiples of 14.0x to 17.0x (derived from the Operating EPS multiple ranges of the selected transactions, based on BofA Merrill Lynch's professional judgment) to Allied World's calendar year 2017 estimated Operating EPS, and (ii) price-to-book value multiples of 1.15x to 1.35x (derived from the price-to-book value multiple ranges of the selected transactions, based on BofA Merrill Lynch's professional judgment) to Allied World's per share book value as of December 31, 2016 (taking into account the impact of 1,262,059 shares relating to cash-settled restricted stock units and performance based equity awards, and the offsetting settlement of $22.5 million in accrued compensation expense). Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of Allied World were based on the Allied World forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Allied World, as compared to the implied consideration:

Implied Per Share Equity Value Reference Ranges for Allied World

2017 Operating EPS	December 31, 2016 Book Value (Diluted)	Implied Consideration
$44.62 - $54.18	$44.89 - $52.70	$54.00

        No company, business or transaction used in this analysis is identical or directly comparable to Allied World or the Offer and the Merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Allied World and the Offer and the Merger were compared.

        Discounted Cash Flow Analysis.    BofA Merrill Lynch performed a discounted cash flow analysis of Allied World to calculate the estimated present value of the standalone levered, after-tax free cash flows (as represented by share repurchases/dividends) that Allied World was forecasted to generate during Allied World's fiscal years 2017 through 2021 based on the Allied World forecasts. BofA Merrill Lynch calculated terminal values for Allied World by applying terminal forward multiples of 0.95x to 1.15x to Allied World's estimated book value as of December 31, 2021 (excluding the impact of 1,262,059 shares relating to cash-settled restricted stock units and performance based equity awards, and the offsetting settlement of $22.5 million in accrued compensation expense). The cash flows and terminal values were then discounted to present value as of December 31, 2016 using discount rates ranging from 7.25% to 8.75%, which were based on an estimate of Allied World's cost of equity. This analysis indicated the following approximate implied per share equity value reference ranges for Allied World as compared to the implied consideration:

Implied Per Share Equity Value

Reference Range for Allied World	Implied Consideration
$41.49 - $50.31	$54.00

Summary of Material Financial Analyses of Fairfax

        Selected Publicly Traded Companies Analysis.    BofA Merrill Lynch reviewed publicly available financial and stock market information for Fairfax and ~~the following~~ eight publicly traded companies in the insurance sector~~:~~.

        ~~•        Alleghany Corporation~~

        ~~•        Arch Capital Group Ltd.~~

        ~~•        AXIS Capital Holdings Limited~~

        ~~•        Chubb Limited~~

        ~~•        Everest Re Group, Ltd.~~

        ~~•        Markel Corporation~~

        ~~•        W. R. Berkley Corporation~~

        ~~•        XL Group plc~~

        For purposes of its analysis, BofA Merrill Lynch considered (where applicable) the relevant price in US dollars converted at a Canadian dollar to US dollar exchange rate of 0.7481 as of December 16, 2016. BofA Merrill Lynch reviewed, among other things, the closing share prices of the selected publicly traded companies on December 16, 2016 as a multiple of estimated Operating EPS for calendar years 2016 and 2017. These selected publicly traded companies and the corresponding Operating EPS multiples were as follows:

	2016 Operating EPS multiple	2017 Operating EPS multiple
Alleghany Corporation	21.9x	19.6x
Arch Capital Group Ltd.	19.7x	16.2x
AXIS Capital Holdings Limited	15.1x	14.3x
Chubb Limited	13.5x	12.8x
Everest Re Group, Ltd.	11.9x	11.8x
Markel Corporation	33.3x	30.1x
W. R. Berkley Corporation	19.1x	19.3x
XL Group plc	21.7x	10.4x

        BofA Merrill Lynch then compared these calendar years 2016 and 2017 estimated Operating EPS multiples derived from the selected publicly traded companies to corresponding data for Fairfax. The overall low, mean, median and high calendar year 2016 Operating EPS multiples observed for the selected publicly traded companies were 11.9x, 19.5x, 19.4x and 33.3x, respectively, and the overall low, mean, median and high calendar year 2017 Operating EPS multiples observed for the selected publicly traded companies were 10.4x, 16.8x, 15.2x and 30.1x, respectively.

        BofA Merrill Lynch also reviewed the price-to-book value multiples of the selected publicly traded companies, based on the number of primary shares outstanding as of September 30, 2016. Such book value multiples were as follows:

September 30, 2016 price-to-book value multiple
Alleghany Corporation	1.15x
Arch Capital Group Ltd.	1.62x
AXIS Capital Holdings Limited	1.05x
Chubb Limited	1.28x
Everest Re Group, Ltd.	1.09x
Markel Corporation	1.45x
W. R. Berkley Corporation	1.62x
XL Group plc	0.85x

        The overall low, mean, median and high price-to-book value multiples observed for the selected publicly traded companies as of September 30, 2016 were 0.85x, 1.26x, 1.21x and 1.62x, respectively. BofA Merrill Lynch then applied a range of price-to-book value multiples of 1.15x to 1.35x derived from the selected publicly traded companies and based on BofA Merrill Lynch's professional judgment to Fairfax's per share book value as of September 30, 2016. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts' estimates, and estimated financial data of Fairfax were based on the Fairfax forecasts. This analysis indicated the following implied approximate book value reference range for Fairfax, as compared to the closing price of Fairfax shares on December 16, 2016:

September 30, 2016 Book Value (Primary) (in US dollars)	Closing Trading Price of Fairfax Shares on December 16, 2016 (in US dollars)
$467.64 - $548.97	$459.69

        No company used in this analysis is identical or directly comparable to Fairfax. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Fairfax was compared.

        Discounted Cash Flow Analysis.    BofA Merrill Lynch performed a discounted cash flow analysis of Fairfax to calculate the estimated present value of (i) the standalone levered, after-tax free cash flows (as represented by share repurchases/dividends) that Fairfax was forecasted to generate during Fairfax's fiscal years 2017 through 2021 based on the Fairfax forecasts, which reflected realized and unrealized pre-tax gains on investments of 2% per annum, and (ii) an alternative sensitivity case assuming that such investment gains would be 1% per annum. BofA Merrill Lynch calculated terminal values for Fairfax by applying terminal forward multiples of 1.15x to 1.35x to Fairfax's estimated equity as of December 31, 2021. The cash flows and terminal values were then discounted to present value as of December 31, 2016 using discount rates ranging from 6.25% to 7.50%, which were based on an estimate of Fairfax's cost of equity. This analysis indicated the following approximate implied per share equity value reference ranges for Fairfax as compared to the closing price of Fairfax shares on December 16, 2016:

Case Considered	Implied Per Share Equity Value Reference Range for Fairfax (in US dollars)	Closing Trading Price of Fairfax Shares on December 16, 2016 (in US dollars)
Base Case (reflecting realized and unrealized pre-tax gains of 2% on investments)	$490.79 - $600.80	$459.69
Sensitivity Case (reflecting realized and unrealized pre-tax gains of 1% on investments)	$452.15 - $552.70	$459.69

Summary of Material Merger Consequences Analysis

        Analysis of Allied World Stand-alone v. Pro Forma.    BofA Merrill Lynch performed an analysis to calculate the theoretical change in value for Allied World shareholders resulting from the Offer and the Merger based on a comparison of (i) the implied equity value reference ranges obtained for Allied World on a stand-alone basis pursuant to BofA Merrill Lynch's discounted cash flow and selected publicly traded companies analyses described above under "—Summary of Material Financial Analyses of Allied World—Discounted Cash Flow Analysis" and "—Summary of Material Financial Analyses of Allied World—Selected Publicly Traded Companies Analysis," and (ii) implied equity value reference ranges obtained for Allied World on a pro forma basis, assuming the minimum and maximum share exchange ratios that would have been implied by the share price collar provisions of the Merger Agreement, assuming that Fairfax had not elected to substitute any cash for Fairfax shares, and including $20 million of after-tax synergies, based on the Allied World forecasts. With respect to the pro forma discounted cash flow analysis, BofA Merrill Lynch assumed the "base case" considered for the Fairfax discounted cash flow analysis described above under "—Summary of Material Financial Analyses of Fairfax—Discounted Cash Flow Analysis." In addition, both the pro forma discounted cash flow analysis and the selected publicly traded companies analysis performed by BofA Merrill Lynch excluded the impact of 1,262,059 shares relating to cash-settled restricted stock units and performance based equity awards, and the offsetting settlement of $22.5 million in accrued compensation expense. Estimated financial data of Allied World were based on the Allied World forecasts, and estimated financial data of Fairfax were based on the Fairfax forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Allied World on a pro forma basis, as compared to the relevant implied per share equity value reference ranges for Allied World on a stand-alone basis:

	Implied Per Share Equity Value Reference Range for Allied World (Stand-Alone)	Implied Per Share Equity Value Reference Range for Allied World (Pro Forma— Low End of Collar/ Maximum Exchange Ratio)	Implied Per Share Equity Value Reference Range for Allied World (Pro Forma— High End of Collar/ Minimum Exchange Ratio)
Discounted Cash Flow Analysis	$41.49 - $50.31	$54.58 - $65.07	$52.23 - $62.16
Selected Publicly Traded Companies Analysis	$41.57 - $47.81	$51.25 - $59.30	$49.07 - $56.70

Other Factors

        BofA Merrill Lynch also noted certain additional factors that were not considered part of BofA Merrill Lynch's material financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

  •
  historical trading prices of Allied World shares and Fairfax shares during the 52-week period ended December 16, 2016, which indicated that during such period Allied World's closing prices ranged from $30.75 to $47.11 per share and Fairfax's closing prices ranged from $435.65 to

    $587.03 per share (based on Fairfax's share price in Canadian dollars converted at a Canadian dollar to US dollar exchange rate of 0.7481 as of December 16, 2016);

  •
  share price targets as of December 16, 2016 for Allied World shares and Fairfax shares in publicly available research analyst reports, which indicated share price targets for Allied World of approximately $40.00 to $47.00 per share and, for Fairfax, of approximately $539.74 to $596.44 per share (based on Fairfax's share price in Canadian dollars converted at a Canadian dollar to US dollar exchange rate as of each respective research report date); and

  •
  the relationship between movements in Allied World shares and Fairfax shares during the three-year period ended December 16, 2016.

Miscellaneous

        As noted above, the discussion set out above in the sections "—Summary of Material Financial Analyses of Allied World," "—Summary of Material Financial Analyses of Fairfax" and "—Summary of Material Merger Consequences Analysis" is a summary of the material financial analyses presented by BofA Merrill Lynch to the Allied World board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken or matters considered by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch's analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

        In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Allied World and Fairfax. The estimates of the future performance of Allied World and Fairfax in or underlying BofA Merrill Lynch's analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch's analyses. These analyses were prepared solely as part of BofA Merrill Lynch's analysis of the fairness, from a financial point of view, to the holders of Allied World shares of the Consideration to be received by such holders in the Offer and the Merger (after giving effect to the Special Dividend), and were provided to Allied World's board of directors in connection with the delivery of BofA Merrill Lynch's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch's view of the actual values of Allied World or Fairfax.

        The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between Allied World and Fairfax, rather than by any financial advisor, and was approved by Allied World's board of directors. The decision of Allied World to enter into the Merger Agreement was solely that of Allied World's board of directors. As described above, BofA Merrill Lynch's opinion and analyses were only one of many factors considered by Allied World's board of directors in its evaluation of the Transactions and should not be viewed as determinative of the views of

Allied World's board of directors or management with respect to the Transactions, or the Consideration.

        Allied World has agreed to pay BofA Merrill Lynch for its services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $30,000,000, $2,000,000 of which was payable upon delivery of its opinion and the remaining portion of which is contingent upon the completion of the Offer and the Merger. Allied World also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch's engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

        BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Allied World, Fairfax and certain of their respective affiliates.

        BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Allied World and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain letters of credit and leasing facilities of Allied World and/or certain of its affiliates, (ii) having provided or providing certain foreign exchange trading services to Allied World and/or certain of its affiliates, (iii) having provided or providing certain managed investments services and products to Allied World and/or certain of its affiliates and (iv) having provided or providing certain treasury management products and services to Allied World and/or certain of its affiliates. From December 1, 2014 through November 30, 2016, BofA Merrill Lynch and its affiliates derived aggregate revenues from Allied World and its affiliates of approximately $2 million for investment and corporate banking services.

        In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Fairfax and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as financial advisor to Fairfax in connection with certain mergers and acquisitions transactions, (ii) having acted or acting as a co-manager and/or bookrunner for certain debt and equity offerings of Fairfax, (iii) having acted or acting as a syndication agent for, and/or as a lender under, certain credit and leasing facilities and other credit arrangements of Fairfax and/or certain of its affiliates (including acquisition financing), (iv) having provided or providing certain derivatives, foreign exchange and other trading services to Fairfax and/or certain of its affiliates, (v) having provided or providing certain managed investments services and products to Fairfax and/or certain of its affiliates and (vi) having provided or providing certain treasury management products and services to Fairfax and/or certain of its affiliates. In addition, BofA Merrill Lynch and/or certain of its affiliates have maintained, currently are maintaining, and in the future may maintain, commercial (including vendor and/or customer) relationships with Fairfax and/or certain of its affiliates. From December 1, 2014 through November 30, 2016, BofA Merrill Lynch and its affiliates derived aggregate revenues from Fairfax and its affiliates of approximately $15 million for investment and corporate banking services.

        Two senior members of the BofA Merrill Lynch deal team advising Allied World in connection with the Offer and the Merger (which we refer to in this section of this Schedule 14D-9 as the BofA Merrill Lynch Representatives) have also participated in coverage activities with respect to BofA Merrill Lynch's relationship with Fairfax. In particular, one of the BofA Merrill Lynch Representatives has had a significant relationship with Fairfax and its chairman and chief executive officer over many years, and has also served as the relationship manager with respect to BofA Merrill Lynch's relationship with Fairfax. In addition to participating on BofA Merrill Lynch deal teams advising Fairfax on numerous actual and potential transactions, and advising other parties in connection with their sales to Fairfax, such BofA Merrill Lynch Representative served as executive vice president and chief financial officer of a Fairfax subsidiary from 2005 to 2006. Such BofA Merrill Lynch Representative was instrumental in introducing Fairfax to Allied World as a potential transaction counterparty. The BofA Merrill Lynch Representatives and certain other members of the BofA Merrill Lynch deal team advising Allied World in connection with the Offer and the Merger have discussed in the past, or were aware of other employees of BofA Merrill Lynch having discussed, with certain third parties (including Fairfax) Allied World as a potential strategic or acquisition opportunity. However, such discussions by BofA Merrill Lynch with Fairfax with respect to Allied World (most recently in August 2016 prior to BofA Merrill Lynch's engagement by Allied World with respect to the Offer and the Merger) were of a general nature, were based solely on public information and did not include any valuation analysis. BofA Merrill Lynch was not engaged by Fairfax in connection with a potential acquisition of Allied World. The relationships described in this paragraph were disclosed to the board of directors of Allied World as described above under "Background for the Board's Recommendation."

Item 9.    Exhibits

        Item 9 is hereby amended to add exhibit (a)(5)(xiii).

Exhibit Number		Description
(a)(5)(xiii)	*	Joint Press Release, dated June 26, 2017, reminding shareholders of the expiration of the Offer

*
Filed herewith

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, AG
Date: June 26, 2017	By:	/s/ SCOTT A. CARMILANI
	Name:	Scott A. Carmilani
	Title:	Chairman and Chief Executive Officer

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  Item 4. The Solicitation or Recommendation
  Item 9. Exhibits
SIGNATURE